Exhibit 3.1

AMENDMENT NO. 2 TO THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

SUNOCO LOGISTICS PARTNERS L.P.

This Amendment No. 2 (this “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P., a Delaware limited partnership (the “Partnership”), is entered into as of November 21, 2011, by Sunoco Partners LLC, a Pennsylvania limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of January 26, 2010, as amended by Amendment No. 1 thereto, effective as of July 1, 2011 (as so amended, the “Partnership Agreement”);

WHEREAS, Section 5.10 of the Partnership Agreement provides that the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities;

WHEREAS, the General Partner, on behalf of the Partnership, has previously authorized a three-for-one split for each Common Unit and Class A Unit (the “Unit Split”), and in accordance with Section 5.10(b) of the Partnership Agreement, has set November 18, 2011 as the Record Date for such Unit Split and has provided notice to the Partnership’s Record Holders of such Unit Split and of the distribution of the additional Partnership Securities on December 2, 2011 (the “Split Date”);

WHEREAS, Section 6.6(a) of the Partnership Agreement provides that the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, and Third Target Distribution shall be proportionately adjusted in the event of a distribution, combination or subdivision of Units;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect a change that, the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, the board of directors (the “Board”), for and on behalf of the General Partner, has determined that the amendment to Section 7.5(a) provided by Section 1 of this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, the Board, for and on behalf of the General Partner, deems it in the best interests of the Partnership to adopt this Amendment in order to, among other things: (i) clarify that the General Partner may pledge its Units; and (ii) make such changes as are necessary and appropriate in connection with the Unit Split.

NOW, THEREFORE, pursuant to Section 13.1(d) of the Partnership Agreement, the Partnership Agreement is hereby amended as follows:

Section 1. Amendments.

(a) Amendments Effective as of the Date Hereof. The following amendments shall take effect as of the date hereof:

(i) A new sentence shall be inserted at the end of Section 7.5(a) that reads as follows:

Nothing contained in this Section 7.5(a) shall restrict the General Partner’s ability to sell, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or any otherwise dispose of its Units by law or otherwise pursuant to, and in accordance with the terms and conditions set forth in Article IV of this Agreement.

(ii) “2011 Unit Split” is hereby added to Section 1.1 in appropriate alphabetical order and shall be defined as follows:

“2011 Unit Split” means the three-for-one split of the Common Units and of the Class A Units affected on December 2, 2011 by way of a dividend and distribution of (i) two Common Units for each Common Unit outstanding and (ii) two Class A Units for each Class A Unit outstanding, in each case, to Record Holders as of November 18, 2011.

(iii) “Split Date” is hereby added to Section 1.1 in appropriate alphabetical order and shall be defined as follows:

“Split Date” means December 2, 2011.

(b) Amendments Effective Upon the Split Date. The following amendments shall take effect on the Split Date:

(i) Section 1.1 of the Partnership Agreement is hereby amended by deleting the definitions of “First Target Distribution,” “Initial Unit Price,” “Minimum Quarterly Distribution,” “Second Target Distribution,” “Third Target Distribution” and “Unrecovered Capital” contained therein and inserting in lieu thereof the following definitions, respectively:

“First Target Distribution” means $0.16667 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2002, it means the product of $0.16667 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units; provided, with respect to Common Units and Class A Units, upon the Split Date each such price shall be reduced by two-thirds to give effect to the 2011 Unit Split.

“Minimum Quarterly Distribution” means $0.15 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 2002, it means the product of $0.15 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Second Target Distribution” means $0.19167 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 2002, it means the product of $0.19167 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Third Target Distribution” means $0.5275 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 2002, it means the product of $0.23333 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units provided, with respect to Common Units and Class A Units, upon the Split Date such value shall be reduced by two-thirds to give effect to the 2011 Unit Split.

(ii) Section 5.12(a) is hereby amended and restated in entirety as follows:

The Partnership previously designated and created a class of Units designated as “Class A Units” and fixed the designations, preferences and relative, participating, optional or other special rights, powers and duties of holders of the Class A Units as set forth in this Section 5.12. As of the Split Date (after giving effect to the 2011 Unit Split), there shall be a total of 3,939,435 Class A Units.

Section 2. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 3. Invalidity of Provisions. If any provisions of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 2 as the date first written above.

GENERAL PARTNER:

SUNOCO PARTNERS LLC

By:	/s/ MICHAEL J. HENNIGAN
Name:	Michael J. Hennigan
Title:	President & Chief Operating Officer